June 3, 2021

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn:	Robert Klein
Cara Lubit John Stickel John Dana Brown

Re:	KingsCrowd, Inc.
Offering Statement on Form 1-A Filed March 31, 2021 File No. 024-11497

Ladies and Gentlemen:

This letter sets forth the responses of KingsCrowd, Inc. (“we,” “us” or the “Company”) to the comments contained in your letter, dated April 28, 2021 (the “Letter”), relating to the Company’s Offering Statement on Form 1-A, File No. 024-11497 (the “Offering Statement”), filed on March 31, 2021. The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the responses of the Company are set forth in plain text immediately following each comment. Please note that references to page numbers in this letter are to the page numbers in the electronic filing made on EDGAR.

We are submitting, via EDGAR, Amendment No. 1 to the Offering Statement (“Amendment No. 1”).

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Form 1-A filed March 31, 2021

General

1.

You state on the cover page and on pages 13 and 30 that the offering will terminate at the earlier of the date all Offering Shares have been sold, one year after this offering has been qualified, or the date on which this offering is earlier terminated by you in your sole discretion. Please reconcile this disclosure with the information in Item 4 of Part I to Form 1-A that you do not intend to offer securities on a delayed or continuous basis pursuant to Rule 251(d)(3) and update to check the appropriate box, if applicable. Please also revise Item 4 of Part I to reflect that the number of securities being offered is 15,000,000 rather than 200,000, or advise.

Response:

We respectfully advise the Staff that we have revised Item 4 of Part 1 to:

•	check the appropriate box indicating that we intend to offer securities on a delayed or continuous basis pursuant to Rule 251(d)(3); and

•	reflect that the number of securities being offered is 15,000,000 rather than 200,000.

Offering Circular Summary

Overview, page 4

2.

We note your disclosure on page 4 that annual recurring revenue for 2018, 2019, and 2020 was $12,000, $50,000, and $700,000, respectively. We also note your disclosure on pages 37 and 39 that annual recurring revenue for 2018, 2019, and 2020 was $2,293, $18,572, and more than $488,716, respectively, and that these 2018 and 2019 numbers appear to match revenue numbers reported elsewhere in your filing. Please advise as to why you report two different sets of annual recurring revenue numbers, or revise.

Response:

We respectfully advise the Staff that we have filed with Amendment No. 1 audited financial statements for the years ended December 31, 2019 and 2020 and have revised disclosure throughout the Offering Statement, including the offering circular therein, to reflect the information included in the filed financial statements, including as to the amount of annual recurring revenue.

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3.	Please disclose each material basis for your belief that you are the first and only comprehensive data-driven rating and analytics facility to service the online private market space.

Response:

We respectfully advise the Staff that in conducting our research pertaining to the industry landscape as it relates to our statement that we are the first and only comprehensive data-driven research, ratings and analytics facility that services the online private markets as we define them, we conducted a systematic evaluation of providers of these services at all market levels.  We reviewed the largest companies that provide these types of services, such as Morningstar, Moody’s Investors Service, Standard and Poor’s, Bloomberg and Value Line, to determine what products, if any, they offer that cover online private markets.  We reviewed the products offered by the smaller though still national companies that traditionally cover private equity markets, such as Pitchbook, Crunchbase and CB Insights, to determine what products they offer that cover online private markets.  We also examined providers that focused on Reg CF and Reg A offerings, such as such as Angels & Entrepreneurs, CAPVee, and Crowdlustro.

Our investigation revealed that there are no other companies that provide research, analytics and rating solutions that cover all of the Reg A and Reg CF offerings in the market at any given time.  The most prominent companies that provide research, ratings and analytics focus on securities transactions made by the larger companies that are listed on national or international exchanges and cover only a very small percentage of Reg A and Reg CF deals.  We found that the midsize companies provide information only about certain Reg CF and Reg A offerings that have been screened to appeal to these companies’ clients, which include venture capital and private equity funds.  We find that smaller and startup companies whose stated purpose is to cover the online private markets, such as Angels & Entrepreneurs, provide color commentary and recommendations in a newsletter format, with no emphasis on data and ratings, or do not have yet possess a public facing infrastructure to offer products that provide the breadth of coverage that our solutions offer for every deal in the market.

We assess our industry regularly to ascertain what types of products are being offered by other companies to gauge both our competition and our position in the industry.  To date, we have not identified a provider that offers research, analytics and rating solutions that cover all of the Reg A and Reg CF offerings in the market at any given time.  Accordingly, we believe that we can state with reasonable certainty that we are a first mover in the provision of these services for the online private markets and that we currently are the only company that covers all of the Reg A and Reg CF offerings in the market at any given time.

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Dilution, page 27

4.

We note your disclosure that the discussion in this section gives effect to the Corporate Conversion on a pro forma basis as if it occurred on June 30, 2020 with respect to net tangible book value and as of current with respect to shares. Please address the following.

•	Revise to present a columnar table showing separate columns for historical information, pro forma adjustments with footnotes describing the adjustments and final pro forma as adjusted.

We respectfully advise the Staff that we are filing with Amendment No. 1 audited financial statements for the years ended December 31, 2019 and 2020. With the filing of the updated financial statements, we have updated the Dilutions section to reflect the December 31, 2020 financial information. We believe that the dilution table and the footnotes thereto address the Staff’s comment above.

•

Clarify the meaning of "as of current with respect to share." To the extent that it means historical basis of shares, as opposed to pro forma, tell us why you believe it is appropriate to present net tangible book value on a pro forma basis but share information on a historical basis.

We respectfully advise the Staff that we have deleted the sentence that includes the language referenced in the comment above.

•

Clarify whether you give effect to the convertible notes (and conversion of the convertible notes) in your pro forma adjustments. If you do not, revise to include adjustments for it or tell us why you do not believe it is necessary.

We respectfully advise the Staff that we have updated the dilution table to include the net tangible book value from the December 31, 2020 audited financial statements.  Further, the dilution table reflects the conversion of the convertible notes both in terms of dollars and shares equitably, with the footnotes to the table explaining the exclusion of the 2021 convertible note conversions for the dollars adjusted against the net tangible book value given that the proceeds received from the sale of such convertible notes are not reflected in the December 31, 2020 net tangible book value.

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5.	In the fifth paragraph of this section, the sentence beginning "for purposes of calculating dilution" appears to be incomplete. Please revise to clarify this disclosure.

Response:

We respectfully advise the Staff that we have updated the section entitled “Dilution” to delete the incomplete sentence referenced in the Staff’s comment.

Growth Strategy, page 52

6.

Please discuss each material event or step required to expand into other asset classes that utilize online private markets, the anticipated timeline for each, and the associated costs accompanying each proposed step. Similarly, please discuss the material steps, timelines and costs associated with your strategy to expand into international markets. Also, provide support for your statement that no organization currently provides the products you offer to service investors in the United Kingdom or Asian Pacific markets, or remove. Additionally, discuss what regulatory compliance matters you will need to address when expanding into such international markets.

Response:

We respectfully advise the Staff that our strategy with respect to expanding into new asset classes is substantially the same across all asset classes. Accordingly, we have added disclosure on page __ of Amendment No. 1 under the subheading “Realizing our Expansion Objectives” to discuss roll out of these services, including the material events and steps required to expand into other asset classes that utilize online private markets, the anticipated timeline for each, and the associated costs accompanying each proposed step.

We further advise the Staff that we have removed all statements in the Offering Statement that connote to readers that no organization currently provides the products that we offer to service investors in the United Kingdom or Asian Pacific markets. In addition, we have tempered our disclosure throughout the Offering Statement with respect to expanding into such markets to indicate that we may expand into such markets only after we have reviewed the internal costs and regulatory hurdles to entering into such markets and are satisfied that such expansion is practicable for our company from an economic and business perspective.

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Management, page 56

7.

Please update the tabular disclosure and background information to include Andrew Gordon, to the extent he is a significant employee. As a separate matter, update the table to include the term of office and approximate hours per week for part-time employees. Refer to Item 10 of Form 1-A.

Response:

We respectfully advise the Staff that we have revised Amendment No. 1 to:

•	update the tabular disclosure and background information appearing in the section entitled “Management” to include Andrew Gordon;

•	update the tabular disclosure under the section entitled “Principal and Selling Stockholders” to include Andrew Gordon;

•	update the table appearing in the section entitled “Management” to include the term of office and approximate hours per week for part-time employees; and

•	update the table appearing in the section entitled “Management” to include the ages of each member of management.

Board Leadership Structure, page 59

8.

Please reconcile your disclosure here that you have effective and active oversight by experienced independent directors and independent committee chairs, with your disclosure in the preceding two sections that none of the members of your Board are independent directors and you do not have any committees of the Board.

Response:

We respectfully advise the Staff that we have revised Amendment No. 1 to remove the last sentence of the third paragraph under the sub-heading “Board Leadership Structure” that states that we have effective and active oversight by experienced independent directors and independent committee chairs.

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Statements of Changes in Members' Equity, page F-6

9.

We note that the Company presents net loss as a reduction to members' equity for each period presented. Please explain, with reference to authoritative literature, why this presentation is appropriate. In addition, tell us your consideration of presenting a separate line item and column for retained earnings / accumulated deficit.

Response:

We respectfully advise the Staff that the audited financial statements for the years ended December 31, 2019 and 2020 reflect the capital structure of the Company as a corporation with reference to “per share” data as opposed to “per unit” data.  These financial statements present the historic members’ equity with separate columns for members’ equity and accumulated deficit as requested.

Notes to Financial Statements (Unaudited)

Note 6: Acquisition

Early Investing, page F-28

10.

We note your disclosure that the Company has recorded amortization on the customer list as general and administrative expense in the statement of operations in the amount of $51,068 and that it appears to characterized as a commission expense on the statement of cash flows on page F-21. Please provide us with your analysis, including references to authoritative literature, supporting your classification as a general and administrative expense and/or commission expense. As part of your response, tell us your consideration of classification in other line items (e.g., cost of revenue, amortization expense, etc.) considering the nature of the asset and expense.

Response:

We respectfully advise the Staff that we have revised the financial statements filed with Amendment No. 1 to separate the customer list amortization in the statements of operations from general and administrative expenses and we note that we have amended the financial statements to utilize consistent headings for such in the statements of cash flows and in the notes to the financial statements. The new title of “sales and marketing – customer list amortization” is reflective of the function of these costs for presentation in the statements of operations, and the Company determined that no allocation of these costs to other financial statement lines is appropriate based on analysis of the nature of these costs being effectively a sales commission paid to the seller of the customer list. In addition, note 6 to the financial statements makes reference to the appropriate FASB Accounting Standards Codification as authoritative literature in accounting for this transaction.

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In addition to the revisions made in response to the Staff’s comments, we note as follows:

•	we have updated the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included in Amendment No. 1 to reflect data included in the audited financial statements for the years ended December 31, 2019 and 2020;

•	we have updated numerical information relating to stockholdings and unvested stock throughout the Offering Circular in view of the fact that most employees and consultants have been granted restricted stock a portion of which vests monthly;

•	we have made technical revisions to the section titled “Plan of Distribution” in response to comments received by OpenDeal Broker LLC, the placement agent for the offering, from the Financial Industry Regulatory Authority; and

•	we have made revisions to correct typographical errors and other cosmetic changes as necessary.

We hope that the responses we have provided in this correspondence are helpful and fully resolve the comments raised in the Letter. If you have any questions or further comments, please feel free to contact the undersigned at (914) 826-4520 or by email at chris@kingscrowd.com. You may also contact our counsel, William Ruffa, directly at (646) 831-0320 or by email at bruffa@lawruffa.com.

Very truly yours,

KINGSCROWD, INC.

By:	/s/ Christopher Lustrino

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